FuelCell Energy 3 Great Pasture Road Danbury, CT 06810 www.fuelcellenergy.com

May 6, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attention:	Ms. Sarah Sidwell

Re:	Acceleration of Effective Date FuelCell Energy, Inc. Registration Statement on Form S-3 Filed on April 29, 2025 File No. 333-286842

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), FuelCell Energy, Inc. (the “Company”) hereby requests that the effective date of the Registration Statement on Form S-3 (File No. 333-286842) (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act at 4:30 P.M. Eastern Time on May 8, 2025 or as soon as practicable thereafter.

The Company respectfully requests that you notify Ms. Megan A. Odroniec of Foley & Lardner LLP of such effectiveness by a telephone call to (813) 225-4117.

Sincerely,

FUELCELL ENERGY, INC.

By:	/s/ Michael S. Bishop
Name:	Michael S. Bishop
Title:	Chief Financial Officer and Treasurer

cc:	Jason Few, Chief Executive Officer and President
Joshua Dolger, General Counsel and Corporate Secretary